Room 4561

	January 12, 2006

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 8 to Registration Statement on
Form
SB-2
	Filed December 21, 2005
	File No. 333-116512

Dear Mr. Ghauri:

      We have reviewed your filing and have the following comments.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3. Controls and Procedures

Prior Comment No. 1

1. You appear to have substituted management`s assessment on disclosure controls and procedures (Item 307 of Regulation S-B) with management`s assessment on the company`s internal control over financial reporting (Item 308 of Regulation S-B). Tell us why you considered it appropriate to remove management`s assessment on disclosure controls and procedures. Note that a company that is not an accelerated filer is not required to provide Item 308 disclosures until its first fiscal year ending on or after July 15, 2007 (SEC Release No. 33-8618). See paragraph II.D of Release No. 33-8238 for the differences between internal control over financial reporting and disclosure controls and procedures.

2. Our prior comments have been focused on why management believed that the disclosure controls and procedures were effective in light of the multiple restatements. Note that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. As such, revise your draft Form 10-QSB/A for the quarterly period ended March 31, 2005 to provide management`s assessment of the Company`s disclosure controls and procedures. That is, the disclosure that you provided should be in the context of disclosure controls and procedures.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Note 11 - Convertible Debenture, page F-31

Prior Comment No. 2

3. We note in your response that the amended agreement "in effect rescinded the original agreement and established a new agreement." Tell us how management evaluated this exchange of an outstanding debt
instrument for a new debt instrument under EITF 96-19.   In this
regard, explain how management determined if the old and new debt instruments have substantially different terms.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855 if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477, or Perry Hindin at (202) 551-3444, for assistance on other matters. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	NetSol Technologies, Inc.
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197